UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CHINA CORD BLOOD CORPORATION
(Name of Issuer)

Ordinary Shares, par value $0.0001
(Title of Class of Securities)

G21107100
(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019 (212) 750-8300

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brilliant China Healthcare Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Associates China Growth L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21107100	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21107100	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G21107100	SCHEDULE 13D	Page 13 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G21107100	SCHEDULE 13D	Page 14 of 19

Item 1.  Security and Issuer

The following constitutes Amendment No. 3 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on May 1, 2012 as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on October 5, 2012 and Amendment No. 2 to the Schedule 13D filed on May 4, 2015 (as amended, the “Original Schedule 13D”). This Amendment relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Cord Blood Corporation, a company with limited liability registered in Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Except as specifically amended by this Amendment, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have meanings provided in the Original Schedule 13D.

Item 2.    Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by the following:

Effective August 26, 2015, KKR China Healthcare Investment Limited changed its name to Brilliant China Healthcare Investment Limited (“BCHIL”).

Item 4.  Purpose of Transaction.

The information set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following.

The information set forth in Item 6 of this Amendment is hereby incorporated by reference in this Item 4.

The director(s) of the Issuer nominated by the KKR Investor will resign after the Second Payment is made by MO2 pursuant to the SPA (as defined below).

Item 5.  Interest in Securities of the Issuer.

The information set forth in Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following.

The information set forth in Item 6 of this Amendment is hereby incorporated by reference in this Item 5.

As a result of the events described in Item 6, the Reporting Persons have no beneficial ownership in the Issuer.  Consequently, this Amendment No. 3 constitutes an exit filing for the Reporting Persons.  However, if the Transfer Back (as defined below) were to occur, the Reporting Persons would likely become beneficial owners of more than 5% of the Issuer’s Ordinary Shares again.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following.

Termination Agreement. On August 26, 2015, BCHIL and Golden Meditech entered into a termination agreement (the “Termination Agreement”) to terminate the purchase agreement, dated as of May 4, 2015, between KKR China Healthcare Investment Limited and Golden Meditech in relation to the purchase and sale of the KKR Notes.

Termination Deed. On August 26, 2015, BCHIL, Mr. Kam and Bio Garden entered into a termination deed (the “Termination Deed”) to terminate the voting deed, dated as of May 4, 2015, pursuant to which Mr. Kam undertook to procure the voting by Bio Garden of, and Bio Garden undertook to vote, all of the shares of Golden Meditech owned by Bio Garden in favor of the purchase and sale of the KKR Notes.

CUSIP No. G21107100	SCHEDULE 13D	Page 15 of 19

Assignment of Notes. On August 26, 2015, prior to entering into the SPA (as defined below), BCHIL (formerly known as KKR China Healthcare Investment Limited ) assigned the KKR Notes  to Excellent China Healthcare Investment Limited, a Cayman Islands limited company (“ECHIL”) and the Issuer reissued the KKR Notes to ECHIL (the “ECHIL Notes”) (the “Assignment and Reissuance”). The ECHIL Notes are substantially in the form of the KKR Notes. At the time of the Assignment and Reissuance, ECHIL was a wholly-owned subsidiary of BCHIL.

Share Purchase Agreement. On August 26, 2015, BCHIL entered into a share purchase agreement (the “SPA”) with Magnum Opus 2 International Holdings Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Kam (“MO2”), and sold to MO2 all the issued and outstanding shares of ECHIL (the “ECHIL Sale Shares”).

MO2 paid a portion of the purchase price for the ECHIL Sale Shares equal to US$80 million on August 26, 2015 (the “Initial Payment”) and agreed to pay the remaining purchase price (the “Second Payment”) on or before October 28, 2015. Assuming that the unpaid purchase price for the ECHIL Sale Shares is paid on October 28, 2015, it is currently expected that the total purchase price for the ECHIL Sale Shares will be US$161,784,252.7. If MO2 fails to make the Second Payment to BCHIL on or before October 28, 2015, the ECHIL Sale Shares shall be transferred back to BCHIL by MO2 (the “Transfer Back”) and the Initial Payment made to BCHIL by MO2 shall be nonrefundable.

If the Final Acquisition Price (as defined below) is higher than US$6.40, MO2 will also pay to BCHIL an amount equal to the product of (a) the positive difference between the Final Acquisition Price and US$6.40 and (b) 22,903,454, the number of the Issuer’s Ordinary Shares into which the ECHIL Notes are convertible as of August 26, 2015. The “Acquisition” refers to the proposed acquisition by Golden Meditech or one of its controlled affiliates of the outstanding Ordinary Shares not currently owned by Golden Meditech or its affiliates pursuant to a merger of the Issuer with a controlled affiliate of Golden Meditech, resulting in a delisting of the Issuer from the New York Stock Exchange. The “Final Acquisition Price” means the sum of (x) the consideration per Ordinary Share paid to holders of the Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Ordinary Share of all dividends or other distributions payable to the holders of Ordinary Shares declared after August 26, 2015 and prior to the closing of the Acquisition, if any.

Share Charge. On August 26, 2015, MO2 entered into a charge over shares (the “Share Charge”) with BCHIL, pursuant to which MO2 has granted a charge over the ECHIL Sale Shares in favor of BCHIL to secure all of the present and future payment obligations (including the unpaid portion of the purchase price) and certain other obligations of MO2 to BCHIL under the Share Charge and the SPA.

Undertaking Letter. On August 26, 2015, Mr. Kam issued a letter of undertaking to BCHIL (the “BCHIL Undertaking Letter”). Pursuant to the BCHIL Undertaking Letter, Mr. Kam has undertaken to, among other things, (a) cause MO2 to duly perform its obligations under the SPA and the Share Charge and (b) comply with his obligations to Golden Meditech pursuant to a separate letter of undertaking in relation to an option to be granted to Golden Meditech to acquire the ECHIL Sale Shares or the ECHIL Notes.

The description of the Termination Agreement, the Termination Deed, the SPA, the Share Charge and the BCHIL Undertaking Letter in this Item 6 is qualified in its entirety by reference to the complete text of such documents, copies of which are attached hereto as exhibits and are incorporated by reference in its entirety into this Item 6.

Item 7.     Material to be Filed as Exhibits.

The information set forth in Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following.

Exhibit 18	Termination Agreement, dated as of August 26, 2015, by and between BCHIL and Golden Meditech

Exhibit 19	Termination Deed, dated as of August 26, 2015, by and among BCHIL, Mr. Kam and Bio Garden

Exhibit 20	SPA, dated as of August 26, 2015, by and between BCHIL and MO2

Exhibit 21	Share Charge, dated as of August 26, 2015, by and between BCHIL and MO2

Exhibit 22	BCHIL Undertaking Letter, dated as of August 26, 2015, from Mr. Kam to BCHIL

CUSIP No. G21107100	SCHEDULE 13D	Page 16 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated: August 26, 2015

BRILLIANT CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR CHINA GROWTH FUND L.P.

By: KKR Associates China Growth L.P., its General Partner

By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR ASSOCIATES CHINA GROWTH L.P.

By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR CHINA GROWTH LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

Signature page

CUSIP No. G21107100	SCHEDULE 13D	Page 17 of 19

KKR FUND HOLDINGS L.P.

By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR GROUP HOLDINGS L.P.

By: KKR Group Limited, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

Signature page

CUSIP No. G21107100	SCHEDULE 13D	Page 18 of 19

KKR & CO. L.P.

By: KKR Management LLC, its General Partner

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for William J. Janetschek,
Director

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for Henry R. Kravis

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Terence P. Gallagher, Attorney-in-fact for George R. Roberts

Signature page

CUSIP No. G21107100	SCHEDULE 13D	Page 19 of 19

EXHIBIT INDEX

Exhibit 18	Termination Agreement, dated as of August 26, 2015, by and between BCHIL and Golden Meditech

Exhibit 19	Termination Deed, dated as of August 26, 2015, by and among BCHIL, Mr. Kam and Bio Garden

Exhibit 20	SPA, dated as of August 26, 2015, by and between BCHIL and MO2

Exhibit 21	Share Charge, dated as of August 26, 2015, by and between BCHIL and MO2

Exhibit 22	BCHIL Undertaking Letter, dated as of August 26, 2015, from Mr. Kam to BCHIL